Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED
(Incorporated in Cayman Islands with limited liabilities)
(NASDAQ: BANL)

CBL International Limited Announces Share Repurchase Program

Repurchase Reflects the Board’s Confidence in Long-Term Growth

Kuala Lumpur, Malaysia - June 3, 2025 - CBL International Limited (NASDAQ: BANL) (the “Company” or “CBL”), the listing vehicle of Banle Group (“Banle” or “the Group”), today announced that its Board of Directors has authorized a share repurchase program of up to the lesser of $5 million of the Company’s ordinary shares (the “Ordinary Shares”) or 5 million Ordinary Shares.

Repurchases under the share repurchase program may be made in the open market, with the actual timing and amount of repurchases depending on market conditions and corporate needs. The share repurchase program will expire on April 15, 2028. The program does not obligate the Company to acquire any particular number of Ordinary Shares, and the share repurchase program may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

Dr. Teck Lim Chia, Group’s Chairman and Chief Executive Officer, stated: “The Board believes that the current market price of our shares does not fully reflect the underlying strength and long-term potential of our business. This share repurchase program underscores our confidence in the Company’s future and our commitment to delivering sustained value to our stockholders. “

FY2024 Financial Performance

The Company reported consolidated revenue of $592.52 million for the year ended December 31, 2024, marking a 35.9% increase from $435.90 million in 2023. This growth was primarily driven by a 38.1% increase in sales volume, supported by the addition of new customers during the year, the expansion of our supply network to cover more ports, and a broader customer base that now includes bulk carriers and oil and gas tankers in addition to container liner operators.

Looking ahead, CBL remains focused on expanding its market presence, particularly in biofuels, and enhancing its global supply network. The Company is committed to driving operational efficiency and delivering sustainable growth.

The Company’s strategic expansion of ports, diversification of its client base, and commitment to sustainable initiatives are designed to position it for growth when market conditions improve. By investing in new ports and expanding relationships with key industry players, CBL aims to secure long-term partnerships that will strengthen its market position as global trade stabilizes and profitability improves.

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About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 60 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey and Vietnam, as of 16 April 2025. The Group actively promotes the use of sustainable fuels and is awarded with the ISCC EU and ISCC Plus certifications.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, fuel prices and tariffs, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED
(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:
CBL International Limited
Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel: (852) 2864 4857
Iris Au Yeung	Tel: (852) 2114 4913
Email:	sprg_cbl@sprg.com.hk

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